As filed with the Securities and Exchange Commission on July 1, 2005

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

     Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Annual Report Prepared Pursuant to an Indenture
for the Year Ended December 31, 2004 and Exhibits thereto

DYNEA INTERNATIONAL OY

18-20 A Siltasaarenkatu, Helsinki, Finland

and

DYNEA CHEMICALS OY

18-20 A Siltasaarenkatu, Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

News Release

July 1, 2005

Finnplast Oy acquires PVC operations from Dynea Chemicals Oy

Finnplast Oy, a fully owned subsidiary of International Petrochemical Group S.A., Luxembourg, and Dynea Chemicals Oy have today signed the Sale and Purchase Agreement regarding Dynea Chemicals Oy’s PVC production plant in Porvoo.

The transaction is expected to close by the end of August 2005.

PVC materials have been produced at Porvoo since 1972, first under Pekema name and thereafter by Neste Chemicals and Dynea Chemicals. During the last six years the plant has produced PVC for Shin-Etsu under a toll production agreement. The annual capacity of Porvoo PVC plant is 100 000 tons of PVC resin and 15 000 tons of compounds. The plant employs some 90 persons mainly in production and technical service.

International Petrochemical Group S.A. (IPCG) is a trading and distribution company with head office in Geneva (Switzerland) and representative offices in Helsinki, Amsterdam, Warsaw, Istanbul, Dubai and Moscow. IPCG’s turnover in 2004 was 280 million USD and 500 000 Mt of different products. IPCG represents several product groups of LUKOR / LUKoil-Neftekhim in Europe, including VCM from the Kalush (Ukraine) plant.

Dynea is a global provider of superior adhesion and surfacing solutions. In 2004, Dynea had combined revenues of EUR 1.1 billion. With 54 production units in 26 countries in Europe, the Americas and Asia Pacific, Dynea has some 3,200 employees.

Visit our Internet web sites at http://www.dynea.com to learn more about our operations.

For more information, please contact:

International Petrochemical Group:
Pavel Kalugin, CEO, IPCG S.A., tel. +7 916 166 3162
 Petri Barannik, Chairman, Finnplast Oy, tel. +358 40 900 3900

Dynea:
Jyrki Hakola, General Manager, Dynea Chemicals Oy, tel. +358 50 385 2556
Kyösti Siltala, General Counsel, Dynea Oy, tel. +358 50 385 2039

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNEA INTERNATIONAL OY
Company

/s/ Filip Frankenhaeuser

	Name:	Filip Frankenhaeuser
	Title:	Executive Vice President and Chief Financial Officer

DYNEA CHEMICALS OY
Company

/s/ Filip Frankenhaeuser

	Name:	Filip Frankenhaeuser
	Title:	Executive Vice President and Chief Financial Officer

Date: July 1, 2005